Tangoe, Inc.
35 Executive Boulevard
Orange, Connecticut 06477
T: 203.859.9300
F: 203.859.9427

June 20, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:                 Tangoe, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-35247

Ladies and Gentlemen:

On behalf of Tangoe, Inc. (the “Company”), I am responding to the comments contained in the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 6, 2013 to me, Gary Martino, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 (the “10-K”).  The responses contained herein are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Risk Factors, page 18

General

1.                                      It was disclosed during the company’s fourth quarter 2012 earnings call that you experienced a year-over-year decline in your cash flows from operations due to a delay in payment from one of your large channel partners.  Please tell us if delayed payments are a significant risk associated with your strategic alliances distribution channel and, if so, advise what consideration you gave to discussing this risk in your filing.

Response:                                              In response to the Staff’s comment, the Company advises the Staff that it believes that delayed payments are not a significant risk associated with its strategic alliances distribution channel.  While there have at times been delays in the Company’s collection of payments from its channel partners, the delays have generally been short-term in nature and the Company has ultimately collected the full amounts of the payments due.  For example, as noted in the Company’s fourth quarter 2012 earnings call, the majority of the delayed payments that contributed to the year-over-year decline in fourth quarter cash flow and unlevered free cash flow had already been collected by the time of the fourth quarter earnings call.  As the Company believes that the risk involved relates only to short-term timing differences that do not impact collectability, it believes that the risk is not significant and that risk factor disclosure is not required.  Nevertheless, the Company acknowledges that its existing risk factor disclosure with respect to potential fluctuations in quarterly operating results includes disclosure regarding other short-term timing risks that could impact its quarterly results and, accordingly, the Company will supplement this risk factor disclosure in future filings to include mention of the timing of collection of payments from its channel partners as one potential risk.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2011 and 2012, page 57

2.                                      Please tell us what consideration you gave to quantifying the extent to which your revenue increased due to:  1) new customers, 2) existing customers, and 3) acquisitions completed during the period.  Also, please tell us what consideration you gave to disclosing the number of customers at the beginning and end of each period.  We refer you to Section III.D of SEC Release 33-6835.

Response:                                              In response to the Staff’s comment, the Company advises the Staff that the Company did not disclose a quantification of the extent to which its revenue increases were due to new customers, existing customers and acquisitions because it believes that dividing the Company’s revenue increases into these categories would involve the imposition of arbitrary assumptions regarding how to categorize the Company’s customer revenues and would not provide meaningful insight into the Company’s financial performance beyond that provided by disclosure of the changes in the Company’s revenues on an aggregate basis.  The Company further advises the Staff that the Company does not attempt to categorize customer revenues in this manner in its internal analyses and evaluations and its business decisions are not based on this type of subdivision of revenue.

As a result of the Company’s recurring revenue business model, the Company’s revenues from any particular customer are generally realized on a continuous basis, rather than being tied to specific sales events occurring during any particular period.  Consequently, when the Company adds a new customer, that customer generally contributes a revenue stream to the Company that begins once the implementation process for the customer (which can vary in length) is complete and then runs for the remainder of the year in which the customer is implemented (“Year 1”), for the entirety of the next year (“Year 2”) as well as for future years until the customer relationship ends.  When conducting a year-over-year comparison of the Company’s revenues, the fact of the customer’s initial engagement with the Company will contribute to year-over-year increases in Year 1 vs. the prior year and in Year 2 vs. Year 1.  As a result, in the simplest new customer addition, where the customer’s initial engagement remains unchanged until the end of Year 2, revenues from that customer would contribute to revenue increases due to “new” customers into Year 2.  Only by the time of the comparison of Year 2 against the following year (i.e. Year 3) would revenue from the customer’s initial engagement cease to contribute to year-over-year increases.

In the Company’s experience however, changes in revenues attributable to customer engagements often occur prior to the end of Year 2.  These changes can be as a result of increases or decreases in the customer’s communications spend or number of mobile devices, or expansion of the customer engagement as a result of cross-selling or up-selling efforts by the Company.  In order to present separate quantification of year-over-year increases or decreases in its revenues attributable to new customers as opposed to existing customers, the Company would have to determine which of these expansions (or contractions) in the customer engagement were sufficiently proximate to the initial engagement to be considered to be attributable to a new customer.  The Company believes that such a determination is inherently arbitrary and, consequently, that providing separate quantification of increases or decreases in revenues based on any such distinction would not provide meaningful information to investors.  Furthermore, for any dividing line that is drawn to distinguish a new customer from an existing customer, the full impact of the customer revenues in question prior to that point will not be fully realized in the Company’s annual revenues until the completion of the fiscal year following the fiscal year in which the dividing line is deemed to occur, by which point the terms of the customer relationship will likely have changed, reducing further any value that such distinction would provide to investors.

For example, to distinguish new customer revenues from existing customer revenues, the Company could adopt a time-based rubric, under which it could consider any changes in customer revenues occurring in the first year of a customer engagement as attributable to that customer as a “new” customer.  However, the Company believes that the prior existence of a customer relationship or the age of that relationship has no appreciable bearing on its cross-selling and up-selling efforts, as these efforts often involve new decision makers to convince, new competitors, new platforms to utilize and new implementations.  Consequently, the Company believes that such a rubric would artificially distinguish between additional sales to a 6-month customer as opposed to an 18-month customer and potentially lead investors to read trends in the Company’s sales performance in either category that do not reflect actual trends in the Company’s business.

Alternatively, the Company could determine that only the revenue under the initial terms and scope of the customer engagement would be considered to contribute to “new” customer revenue.  However, as the Company’s revenues attributable to any given customer frequently change (whether due to cross-selling, up-selling, or simply changes in spend under management or mobile devices managed) and the nature of the Company’s recurring revenue model means that the full annual effect of an initial customer engagement would not be realized in revenue until Year 2, the Company believes that adopting such a rubric would also be of no meaningful value to investors as it would mean assuming hypothetical “new” customer revenue through the end of Year 2 while the actual terms of the customer relationship will likely have changed.

Attempting to make meaningful, consistent distinctions between acquired customer revenue and new and existing customer revenue would add further layers of complication.  Customers acquired in acquisitions represent new customers and any assessment of acquired customer revenue presents the same difficulties as distinguishing between new and existing customer revenue.  In addition, the Company would further be required to determine how to allocate revenues attributable to the following customers between acquired customer revenue, new customer revenue and existing customer revenue:

•                  customers that prior to the acquisition were clients of both the Company and the acquired company;

•                  customers of the acquired company that prior to the acquisition were engaged in discussions with the Company to become customers of the Company;

•                  customers of the acquired company that were operating on a month-to-month basis but signed long-term contracts following the acquisition;

•                  customers of the acquired company that had given notice to the acquired company of termination or were otherwise deemed at risk, but which signed long-term contracts with the Company following the acquisition;

•                  customers of the acquired company that renewed their engagements following the acquisition; and

•                  customers of the acquired company that upgraded their engagements following the acquisition to products and services offered by the Company that were not offered by the acquired company.

Significant portions of the Company’s revenues from customers of acquired companies fall within these categories and the Company believes that for each of these categories, any distinction between what portion of revenue constitutes acquired customer revenue as opposed to new or existing customer revenue would be inherently arbitrary, such that separate presentation of any such amounts would provide no meaningful insight into the Company’s financial results beyond that provided by presentation of the Company’s aggregate revenues.  In addition, as a result of the numerous discretionary determinations that would need to be made by the Company in developing a separate presentation of acquired customer revenue as opposed to new and existing customer revenue in MD&A, the Company also believes that any such presentation would need to be accompanied by an explanation of the Company’s methodology to provide investors with the context to understand the significance of such amounts.  As the Company believes that separate presentation of these subcategories of revenue would provide no meaningful insight to investors and that the distinctions involved in the presentation would be inherently arbitrary, it believes that this accompanying explanation would not reflect the reality of the Company’s business and would be potentially misleading to investors in suggesting that the Company believed the distinctions involved to be of significance.

In response to the Staff’s comment regarding disclosure of the number of Company customers at the beginning and end of the fiscal years ended 2010, 2011 and 2012, the Company advises the Staff that while the Company disclosed the approximate number of customers that it had as of December 31, 2012 on pages 2 and 15 in the Business section of the 10-K, the Company believes that providing year-over-year comparisons of customer numbers in MD&A would not enhance its existing disclosures and may mislead investors in evaluating the performance of the Company’s business.  While an increase in the number of the Company’s customers would generally be associated with an increase in revenue, the Company’s revenues by customer vary widely depending on the nature of the customer engagement and there is no direct correspondence between the number of customers of the Company and the amount of revenue that could be expected.  Accordingly, the Company believes that disclosing comparisons of the numbers of customers it had at the beginning and end of the fiscal years ended 2010, 2011 and 2012 would not provide meaningful insight into the Company’s financial performance beyond that provided by disclosure of the changes in the Company’s revenues.  In addition, the Company believes that providing disclosure of such comparisons may also lead investors to anticipate corresponding increases or decreases in the Company’s revenues without reasonable basis, and accordingly that such disclosure may be misleading with respect to the performance of the Company’s business.

3.                                      You state on page 48 that your recurring technology and services revenue is driven primarily by the amount of communication spend that you manage for fixed line contracts and the number of mobile devices that you mange for mobile device contracts.  Please provide us with the amount of communication spend and mobile devices that you managed for each period presented and tell what consideration you gave to including a discussion of these metrics in your results of operations discussion or explain further why you do not believe this information would be meaningful to an understanding of your operations.

Response:                                              In response to the Staff’s comment, the Company advises the Staff that, similar to potential disclosure of periodic comparisons in the number of Company customers discussed in the Company’s response to comment #2 of the Letter above, the Company believes that disclosure of periodic comparisons of the amounts of communications spend and mobile devices managed by the Company in MD&A would not provide meaningful insight into the Company’s financial performance and may be misleading to investors, and further that, with respect to the number of mobile devices managed by the Company in particular, the Company is unable to readily calculate such number so as to enable meaningful disclosure.

As it has done with the number of its customers, the Company has disclosed in the Business sections of its Annual Reports on Form 10-K and Registration Statements on Form S-1, the amounts of communications spend that it has managed as of various dates, and in response to the Staff’s request, the Company advises the Staff that as of December 31, 2009, 2010, 2011 and 2012 it managed approximately $7.4 billion, $10.5 billion, $16.8 billion and $23.8 billion, respectively, of annual communications spend.  The Company advises the Staff that it does not track the total number of mobile devices it manages and does not have historical records of numbers of mobile devices that it managed as of past dates.  In addition, the Company advises that Staff that while it attempted to calculate the number of mobile devices that it manages on a current basis in response to the Staff’s request, the process proved impractical as a result of (i) overlapping coverage of mobile devices by the Company’s various mobile device solutions, resulting in multiple sets of data that the Company had no ready means of reconciling to avoid multiple-counting of individual devices that were running multiple solutions and (ii) the ultimate deployment of certain of the Company’s offerings to mobile devices through customers and channel partners, which limited the Company’s visibility into the number of devices serviced by the Company’s offerings for those customers and channel partners.

Even if the number of mobile devices that the Company manages were readily calculable, the Company believes that providing year-over-year comparisons in MD&A of these amounts or of the amounts of communications spend that the Company manages would not enhance the Company’s existing disclosures and may mislead investors in evaluating the performance of the Company’s business.  While revenue is driven generally by the amount of communications spend and the number of mobile devices that the Company manages, the amount of revenue that the Company realizes from managed communications spend or from any particular mobile device varies widely depending on the nature of the customer engagement.  As a result, while increases in the Company’s revenue are attributable primarily to increases in communications spend and mobile devices under management, the relationship between those metrics and revenue is not linear and revenue cannot be projected simply from those metrics.  Consequently, the Company believes that disclosing such comparisons would not provide meaningful insight into the Company’s financial performance and may also mislead investors into anticipating corresponding increases or decreases in the Company’s revenues without reasonable basis.

Part III (Incorporated by Reference from Definitive Proxy Statement)

Executive Compensation

Summary Compensation Table

4.                                      Item 402(a)(3) of Registration S-K requires that the company disclose executive compensation for its principal executive officer, principal financial officer and “three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year.”  We note that your summary compensation table provides compensation data for two additional officers other than your principal executive officer and your principal financial officer.  Please advise why the company provides executive compensation disclosure for only four named executive officers.

Response:                                              In response to the Staff’s comment, the Company advises the Staff that following the departure, effective January 1, 2012, of Albert M. Rossini, the Company’s former Executive Vice President, Global Sales, the Company had a total of only four executive officers for the remainder of 2012, including its principal executive officer and principal financial officer.  Accordingly, the Company’s executive compensation disclosure in the 10-K and in its definitive proxy statement for its 2013 annual meeting of stockholders included disclosure with respect to all of the executive officers of the Company that were serving at the end of 2012, who also constituted all of the individuals who served as executive officers of the Company during 2012 with the exception of Mr. Rossini, whose compensation for 2012 was not in excess of $100,000.

Prior to Mr. Rossini’s departure the Company had five executive officers, however Mr. Rossini did not have a direct successor and upon his departure his job responsibilities as head of the Company’s global sales function were split between three employees who were charged with overseeing different portions of the Company’s sales function.  Each of these three employees reported to Mr. Subbloie, the Company’s Chief Executive Officer, and none of them had authority to formulate policy for, or make major decisions with respect to, the Company’s overall sales function without the approval of Mr. Subbloie.  As a result, the Company determined that none of these individuals constituted an executive officer as defined under Rule 3b-7 promulgated under the Securities Exchange Act of 1934.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4.  Business Combinations

Anomalous Network, Inc., page 83

5.                                      We note that the aggregate consideration for the Anomalous acquisition included

132,617 unvested and unregistered shares of the company’s common stock with vesting based on achievement of revenue targets relating to sales of Anomalous products and services for periods through January 31, 2013.  We further note your disclosure on page 19 of your Form 10-Q for the quarter ended March 31, 2013 that these shares were cancelled and retired.  Please clarify how you accounted for this contingent consideration at the time of the acquisition.  Further, please clarify why the shares were subsequently cancelled and retired and how you accounted for the cancellation of these shares.  Please refer to the authoritative accounting literature you relied on in accounting for these shares.  Please also clarify the composition of the $1.4 million deferred cash consideration included as part of the purchase price.  In this regard, we not that the deferred purchase price liability relating to this acquisition, disclosed on page 94 is $978,000.

Response:                                              In response to the Staff’s comment, the Company advises the Staff that in accordance with ASC 805-30-35-1, the fair value of the earn-out stock for the Company’s acquisition of Anomalous Networks, Inc. (“Anomalous”) was determined based upon its fair value at the date of acquisition.  The fair value was calculated as (a) the number of shares expected to be earned under the arrangement, multiplied by (b) the projected (future) value of the stock when earned.  At the time of acquisition, the Company determined that it was unlikely that the earn-out stock would be earned and vest, and therefore no value was ascribed to the earn-out stock.  The earning and vesting of the earn-out stock was based on the achievement of revenue targets relating to sales of Anomalous products and services and sales of Company products and services to Anomalous customers for periods from January 10, 2012 (the date of acquisition) through January 31, 2013.  Those targets were considered aspirational at the time of the acquisition, and did not reflect the Company’s view of likely or probable outcomes.  Consistent with these expectations, at the end of the earn-out period, the Company determined that Anomalous did not achieve the revenue targets for the earn-out stock to be earned and vest.  Consequently, the 132,617 unvested and unregistered shares of the Company’s common stock were forfeited and cancelled.  Since no value had been ascribed to the earn-out stock at acquisition, there was no accounting adjustment or impact upon the cancellation of the earn-out stock.

The $1,495,000 of deferred cash consideration included as part of the purchase price was comprised of the following components:

•                  $979,000 of gross amount of deferred purchase price for the Anomalous shares acquired.  This amount was payable on a deferred basis with no contractual interest, therefore $951,000 of this amount was characterized as deferred cash consideration and $28,000 was characterized as imputed interest on that amount from closing to the due date for payment of the deferred purchase price.

•                  $560,000 of future payments payable as consideration for certain non-compete agreements entered into in connection with the acquisition.  This amount was payable on a deferred basis with no contractual interest, therefore $544,000 of this amount was characterized as deferred cash consideration and $16,000 was characterized as imputed interest on that amount from closing to the due dates for payment of this deferred cash consideration.

As of December 31, 2012, the balance of the deferred purchase price for the Anomalous shares including imputed interest accrued through that date was $978,000, which was included in “Notes payable-current portion” on the Company’s consolidated balance sheet for that date, with $1,000 of imputed interest remaining to be accrued.  As of December 31, 2012, the balance of the non-compete payments was $277,000 (after giving effect to payments made prior to that date and the accrual of imputed interest through that date), which was included in “Accrued expenses” on the Company’s consolidated balance sheet for that date, with $3,000 of imputed interest remaining.

Note 10.  Stockholders’ Equity, page 97

6.                                      We note your disclosure on page 100 that you will amortize the intangible asset relating to your strategic relationship agreement with IBM in proportion to expected revenue over approximately a ten year period.  We further note for the year ended December 31, 2012 you recorded $174,451 of amortization, which represents 2.8% of the gross intangible balance and that cumulatively through December 31, 2012 you have amortized 5% of this balance.  Considering there are approximately seven years remaining in the expected life of this agreement, if appears that you are anticipating significant increases in revenue from this arrangement.  Please clarify the basis for the expected future increases in revenue as compared to historical amounts.  Further, please tell us what consideration you gave to recognizing amortization on a straight line basis.  We refer you to ASC 350-30-35-6.

Response:                                              In response to the Staff’s comment, the Company advises the Staff that the Company determined that partners, including IBM, could be reasonably expected to sign customers to long-term contracts ranging from three to five years in length.  In order to determine expected revenue over the life of the IBM partnership, the Company forecasted a certain number of initial customer deals in years 1 through 3. Starting in year 4 and beyond, based on the Company’s past experience of a high level of renewals and customer retention, the Company’s forecast assumed a high rate of renewal and retention for customers added in previous years, with additional revenue projected from new customers added in the year in question.  As a result of this combination of expected renewals and the expected further growth of the Company’s IBM customer base contributing to revenues for year 4 and beyond, the Company projected additive year-over-year growth in IBM revenues in the later years of the partnership, resulting in a significant majority of the Company’s projected IBM revenues occurring in those later years.  The Company referred to ASC 350-30-35-6 in considering the methods of amortizing this intangible asset.  ASC 350-30-35-6 states “The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.  If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”  The Company believes that using the actual billings to date divided by estimated total billings expected over the life of the customer relationship forms a systematic and rational basis for allocation.

Note 11.  Income Taxes, page 106

7.                                      We note your disclosure on page 108 that the deferred tax liability relating to the different book and tax treatment for goodwill and other intangible assets increased from $0.7 million as of December 31, 2011 to $2.7 million as of December 31, 2012; however, the impact of taxable goodwill in your rate reconciliation is only $499,000.  Please clarify the remaining increase in the deferred tax liability.

Response:                                              In response to the Staff’s comment, the Company advises the Staff that the remaining increase was due to the acquisition of deferred tax liabilities in the Company’s acquisitions of Anomalous and ttMobiles Limited in the amounts of $0.6 million and $0.9 million, respectively.

8.                                      We note from your disclosure on page 109 that you have not recorded a provision for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as you plan to utilize such undistributed earnings to finance expansion and operating requirements of your subsidiaries outside of the U.S.  Please confirm that you have determined that such earnings will be “indefinitely” reinvested and if true, please revise to clarify your disclosures to indicate as such in future filings.  We refer you to ASC 740-30-25-17.  In addition, please tell us the amount of undistributed earnings to date.  Also disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in your foreign subsidiaries that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable.  We refer you to ASC 740-30-50-2(c).

Response:                                        In response to the Staff’s comment, the Company confirms that it has determined that the undistributed earnings of its foreign subsidiaries will be indefinitely reinvested.  The Company intends to continue to build its business globally, both through organic growth and acquisitions, which will require permanent investment of cash outside the United States.  The Company advises the Staff that in future filings the Company will update its disclosure to read, “Pursuant to ASC 740-30-25, provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. The Company plans to utilize undistributed earnings to finance expansion and operating requirements of subsidiaries outside of the United States. Such earnings will be permanently reinvested, but could become subject to additional tax if they were remitted as dividends or were loaned to the Company or U.S. affiliates, or if the Company should sell or dispose of  its stock in the foreign subsidiaries. Determining the tax liability that might arise if these earnings were remitted is not practicable.”

As the Company has no intention of repatriating earnings generated outside the United States, it has had no need to calculate deferred tax liabilities associated with these earnings.  The Company further believes that a calculation of undistributed net earnings to date and the corresponding unrecognized tax liability related to investments in its foreign subsidiaries is not practicable at this time due to the following factors:

•                  Several of the Company’s existing foreign subsidiaries resulted from acquisitions, none of which included a Section 338(g) election, and the historical data and tax returns are not available to determine an accurate calculation at this time.

•                  It is difficult to determine with any certainty the amounts that would be distributed, if these earnings were not considered permanently reinvested. The Company would also have to determine the timing of such distributions, whether borrowing would be necessary to effect these distributions, and the terms and conditions of these borrowings and their impact on earnings.

•                  The Company would have to determine the amount of foreign taxes and foreign tax credits potentially available. This would require an in-depth and time-consuming analysis of foreign income taxes and related credits, and a determination of the U.S. consequences of these taxes.

*              *              *

The Company has not prepared an amendment to the 10-K.  The Company believes that it can address the Staff’s comments with respect to this filing in the responses contained herein and in future filings and the Company respectfully requests that the Staff permit the Company to address the Staff’s comments with its responses contained herein and in future filings.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (203) 859-9366 or facsimile at (203) 859-9427.  Thank you for your assistance.

Very truly yours,

/s/ Gary R. Martino

Gary R. Martino
Chief Financial Officer, Tangoe, Inc.